USA VIDEO INTERACTIVE CORP.

September 20, 2005

RECEIVED

2005 OCT -3 A 11:2

05011600

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

For release September 20, 2005

For Investor Relations Contact:
John Caserta
Blue Sky Solutions
(877)4-BLUE-IR
(877) 425-8347
usvo@blueskyir.com

PRIVATE PLACEMENT INCREASED TO $260,000

(Vancouver, BC – September 20, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), announces that further to its News Release dated September 15th, 2005, whereby USVO announced that it had arranged a private placement of an aggregate of 3,000,000 units in the capital stock of **USA Video** at a price of $0.065 US ($0.075 Cdn.) per unit, the private placement has now been increased to 4,000,000 units, for an aggregate of $260,000 All other terms of the private placement are unchanged.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road. Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

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